Filed by King Pharmaceuticals, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: King Pharmaceuticals, Inc.
Commission File No.: 001-15875

THE FOLLOWING MATERIALS WERE DISTRIBUTED TO EMPLOYEES OF KING PHARMACEUTICALS, INC. ON AUGUST 5, 2004

Is there a set closing date for the merger?

The transaction is expected to close during the fourth quarter of 2004.  Completion of the merger is subject to a vote of the shareholders of each of King and Mylan, as well as the satisfaction of other conditions set forth in the merger agreement.  Because of this, the closing date could occur as soon as October or as late as February 2005.

Will there be any immediate changes within the company?

As stated above, we do not expect this transaction to be complete before the fourth quarter of 2004.  Until then, we will continue to operate as an independent company and remain focused on executing our existing business plan and delivering superior products and service.

Will vacant positions continue to be filled?

Open positions will be reviewed on a case by case basis, with emphasis placed on those critical to company operations.  Positions to be filled must first be authorized by department heads and forwarded to the Human Resources Department for review.  Once reviewed by Human Resources, a request to fill the position will then be sent to the appropriate members of executive leadership for final consideration.

How will the status of positions be determined once we are a combined company?

King and Mylan are extremely complementary businesses, and we believe this transaction creates more opportunities for the combined company.  The acquisition is primarily about growth, not cutting expenses.  However, as with any merger, there is the prospect of change.  It is difficult at this early stage to foresee how the integration will impact every employee.  As we move forward, we will keep employees apprised of the expected outcome of the transition.

How will salary and benefits be impacted?

Mylan has agreed that, through 2005, the compensation and benefits for each continuing employee will be no less favorable, in the aggregate, than those currently provided by King.  This means that while individual elements in the current benefits program may change, the overall package of compensation and benefits will not decrease during this period.

Both companies offer their own attractive employee compensation and benefit programs.  Mylan will use this opportunity to review the practices of both organizations to ensure that it offers the most competitive programs to all employees of the combined company.

More detailed information regarding benefits and compensation will be forthcoming as the integration planning continues.

How will King’s 401(k) plan be impacted?

At this time it is not known how the merger will affect King’s 401(k) plan.  We anticipate that no aspects of King’s current 401(k) plan will change until the closing date.

Mylan currently offers a Profit Sharing/401(k) plan as part of its benefits structure.  Once the transaction is completed, information concerning contributions, vesting dates, and other relevant activities will be distributed to all employees.

I currently own King stock, which will convert to Mylan stock after the close of the merger.  How do I determine how many shares of Mylan I will receive?

One share of King stock will convert to nine-tenths of a share of Mylan stock.  To determine how many shares you should have after the completion of the planned merger, simply multiply the number of King shares you currently own by .9.  After this conversion, some employees may hold fractional shares, for example, seven-tenths of a share (.7 share).  For these fractional shares only, Mylan will pay a cash amount to be determined at the time of the closing.

You may use the following formula to determine the number of Mylan shares you will receive post-merger:

Number of King Shares (Pre-Merger)	Mylan Share Conversion Factor	Number of Mylan Shares (Post-Merger)
100 shares (example)	x .9	= 90 shares

I have been granted King stock options.  How do I figure out how many Mylan shares will be covered by the stock options I will have after the merger?

The same multiplication factor should be used to determine the number of Mylan shares that will be covered by the Mylan stock options you will receive in exchange for your King options upon completion of the merger.  For example:

Number of King Shares Covered by King Stock Options (Pre-Merger)	Mylan Stock Option Conversion Factor	Number of Mylan Shares Covered by Mylan Stock Options (Post-Merger)
100 shares (example)	x .9	= 90 shares

If the conversion factor would result in an option for a fractional share, the number of Mylan shares covered by the option will be rounded down to the nearest whole number of shares of Mylan stock.

What will be the exercise price of my stock options after the merger?

To calculate the exercise price for each of your stock options, you must divide the current price of your options by .9, as in the example below:

Exercise Price of King Stock Option (Pre-Merger)	Mylan Stock Option Price Conversion Factor	Exercise Price of Mylan Stock Option (Post-Merger)
$20.00 (example)	divided by .9	$22.23

If the conversion factor would result in an exercise price of a fractional cent, the exercise price will be rounded up to the nearest whole cent.

There was a phrase in the Question and Answer letter we received that read “continuing employees.”  What does this mean?

Continuing employees refers to employees of the combined company after the merger is complete.

What will happen if there are reductions in the workforce?

The Board of Directors has worked diligently to ensure as much protection as possible for employees.  Mylan has agreed to provide, for a period of two years from the closing date of the merger, severance benefits that are no less favorable than those currently provided under King's severance policy, subject to limited exceptions regarding equity awards granted following the merger.  Severance pay is issued in one lump sum at the time of the employee’s departure.

As we continue to receive questions, we are compiling information.  We expect to make available additional information in future communications.  You may continue to email questions to the “Human Resources Q&A” contact in the internal company Outlook address list.

In connection with the proposed transaction, King and Mylan will file relevant materials with the Securities and Exchange Commission ("SEC"), including one or more registration statement(s) that contain a prospectus and a joint proxy statement.  Investors and security holders of King and Mylan are urged to carefully read those documents (when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because those documents will contain important information about King, Mylan, the transaction and related matters.  Investors and security holders may obtain those documents (and any other documents filed by King or Mylan with the SEC) free of charge at the SEC’s website at www.sec.gov.  In addition, the documents filed with the SEC by King may be obtained free of charge by directing such request to: King Pharmaceuticals, Inc., Attn: Corporate Affairs , 501 Fifth Street, Bristol, TN 37620.  The documents filed with the SEC by Mylan may be obtained free of charge by directing such request to: Mylan Laboratories Inc., Attention: Investor Relations, 1500 Corporate Drive, Canonsburg, PA 15317. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

King, Mylan and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of King and Mylan in favor of the merger.  Information about the executive officers and directors of King and their ownership of King common stock is set forth in the proxy statement for King’s 2003 Annual Meeting of Shareholders, which was filed with the SEC on September 19, 2003, and in press releases, Forms 3 and 4 and Current Reports on Form 8-K for directors and executive officers who have since joined, or departed from, King. Information about the executive officers and directors of Mylan and their ownership of Mylan common stock is set forth in the proxy statement for Mylan’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2004, and in press releases and Forms 3 and 4 for directors and executive officers who have since joined, or departed from, Mylan. & nbsp;Investors and security holders may obtain more detailed information regarding the direct and indirect interests of King, Mylan and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition when it becomes available.